SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 30, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   January 30, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release  - January 30, 2007

Tanzanian Royalty Concludes Agreement with UK-Based Company

For Luhala and Itetemia Gold Projects

The Company is pleased to announce that it has concluded an option agreement for its Luhala and Itetemia Projects with a private United Kingdom based company, Sloane Developments Ltd.

Under the option agreement, Tanzanian Royalty has granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  Six of these licenses comprise the 76 square kilometres Luhala Project (all 100%) while the remaining licenses constitute the 46 square kilometres Itetemia Project (all 90%) which is adjacent to Barrick’s Bulyanhula gold mine.

The earn-in portion of the agreement includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling meterage over the life of the agreement. In addition, Tanzanian Royalty will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.

The exploration component of the option agreement calls for a work commitment of $US1 million within a two-year period of which $400,000 will be expendable in the first year and the remaining amount in the second. Further provisions in the agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary.

Tanzanian Royalty Chairman and CEO, Jim Sinclair, welcomed Sloane as a “valued addition to our list of high quality exploration partners in Tanzania.”

“These are seasoned veterans of the minerals industry whose track records encompass exploration and discovery right through to mine development and production,” he added.

“The partnership with Sloane will provide us with the opportunity to realize royalty income from any exploration successes produced under the agreement, while freeing us up to concentrate our fiscal resources on the Company’s Kigosi Project which although at a relatively early stage of exploration certainly has the hallmarks of being a significant discovery.”

Sloane Developments is a recently-formed, private UK mining company focused on mineral exploration and development in Tanzania. It was founded by Christian Schaffalitzky and Richard Speir who both have wide experience managing mining and exploration projects, especially in Africa.

Mr. Schaffalitzky has over 30 years experience in base and precious metals, working as both an industry consultant and a promoter. He led the discovery and development of the Lisheen zinc-lead deposit in Ireland in 1990 and has subsequently been involved with a number of resource companies in Europe, Africa, Asia and Australia.

He is currently CEO of Eurasia Mining plc, an AIM-quoted UK company developing precious metals projects in Russia. In addition, he serves as a director of Petroceltic International plc, an Irish oil and gas company – also AIM quoted - and Raspadskaya Coal Company, the second largest Russian coking coal producer. Mr. Schaffalitzky is a founder of the international consultancy, CSA Group, which he left in 1994.

Richard Speir is an exploration specialist with over 25 years experience in Tanzania and other countries in Africa. A former consultant with CSA Group, he has also worked for major international companies, mainly on base and precious metals.

Apart from working with Tanzanian Royalty, Sloane is also in a joint venture with another local company, Safari Mining Limited, exploring a 70 kilometre long belt of ultramafic rocks located in central Tanzania, some 80 kilometres north of Dodoma. A number of nickel showings, one with high grades of platinum group metals, have been identified which have not been investigated in the last 40 years.

Currently financed by private mineral investors, Sloane expects to list in the UK in the next few months.

Commenting on the agreement with Tanzanian Royalty, Mr. Schaffalitzky said: “We are delighted to be joining Jim Sinclair and his team in Tanzania. We welcome the opportunity to work with them by building on their long experience on these two projects.”

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.